

April 30, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Corgi ETF Trust I
        Issuer CIK: 0002078265
        Issuer File Number: 333-289838 / 811-24117
        Form Type: 8-A12B
        Filing Date: April 30, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Corgi Growth &
Technology 15% Structured Buffer ETF - May Series, Corgi U.S. Equities 10% Structured Buffer ETF -
May Series and Corgi U.S. Equities 15% Structured Buffer ETF - May Series under the Exchange Act of
1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, ETP Issuer Services